UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 000-16723
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Respironics, Inc.
Retirement Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Respironics, Inc.
1010 Murry Ridge Lane
Murrysville, PA 15668-8525

Respironics, Inc. Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004, and
for the Year Ended December 31, 2005, and the Six-Month Period Ended December 31, 2004

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Respironics, Inc. Retirement Savings Plan
Murrysville, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year-ended December 31, 2005 and for the six-month period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 and for the six-month period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of period) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
May 10, 2006

Respironics, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31	December 31
	2005	2004

Assets
Investments, at fair value	$91,003,633	$70,068,610

Receivables:
Participants’ contributions	454,795	109,756
Employer’s contributions	289,125	38,940

	743,920	148,696

Liabilities
Due to broker for securities purchased	(3,737)	(3,736)

Net assets available for benefits	$91,743,816	$70,213,570

See accompanying notes.

Respironics, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

		Six-Month
	Year Ended	Period Ended
	December 31	December 31
	2005	2004

Net assets available for benefits at beginning of period	$70,213,570	$63,425,127

Contributions:
Participants’	9,951,843	3,793,031
Employer’s	3,510,854	1,310,658

Transfers from acquired plan	634,344	—

Investment income	101,367	744,676

Net realized and unrealized appreciation in fair value of investments	10,575,861	2,730,562

Participant withdrawals	(3,244,023)	(1,790,484)

Net increase	21,530,246	6,788,443

Net assets available for benefits at end of period	$91,743,816	$70,213,570

See accompanying notes.

Respironics, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1. Significant Accounting Policies
Basis of Accounting
The accounting records of the Respironics, Inc. Retirement Savings Plan (the Plan) are maintained on the accrual basis.
Valuation of Investments
The fair value of the Plan’s investments in registered investment companies and common collective funds are based on quoted market prices, which represent the net asset values of shares held by the Plan on the last business day of the period. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the period. Participant loans are valued at their outstanding unpaid principal balance, which approximates fair value.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
2. Plan Description
The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Document and the Summary Plan Description for a more complete description of the Plan’s provisions.
In August 2004, the Plan was amended to, among other things, increase the maximum amount a participant may contribute to the Plan from 30% to 75% of their compensation. Additionally, the Plan was restated in its entirety for participants’ ease of understanding. Also beginning September 1, 2004, Respironics, Inc. common stock is no longer an available investment fund for participant contributions.
Effective with the Plan’s six-month period ended December 31, 2004 the Plan’s fiscal year-end was changed from June 30 to December 31.

Respironics, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
2. Plan Description (continued)
Contributions
Employees of Respironics, Inc. and participating subsidiaries (the Company), upon date of hire, are eligible to participate in, and contribute to the Plan. An employee electing to participate in the Plan (a participant) may contribute from 1% to 75% of their compensation through payroll deductions, subject to certain limitations. The plan sponsor matches 100% of participant contributions up to a maximum of 3% of the participant’s compensation, as defined by the Plan. The participant and company matching contributions are funded in cash on a biweekly basis among the available investment options based upon the election of each participant.
Discretionary contributions may be authorized by the Board of Directors of the Company. No discretionary contributions were made during the year ended December 31, 2005 or the six-month period ended December 31, 2004.
Investments
Participants may elect to invest their salary deferral contributions in any one of the available investment options or may split their contributions among these options. Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant’s account balance.
Termination and Vesting
Participants become immediately vested in their contributions, Company matching, and any Company discretionary contributions plus accrual of earnings thereon. Upon termination of service, participants receive their entire contributions and the Company’s matching and any discretionary contributions through a lump-sum payment at termination or at a future date of their choosing (except for amounts under $1,000 that are paid at termination).
Participants may elect to withdraw all or a portion of their account without terminating employment with the Company upon reaching age 59-1/2, or under special hardship provisions.
Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan, subject to the provisions of ERISA. In the event of a termination of the Plan, each participant’s account balance would be distributed.

Respironics, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
2. Plan Description (continued)
Loans
The Plan Administrator may authorize a loan to a participant for an amount up to 50% of the participant’s vested account balance. The minimum amount that may be borrowed is $1,000, and the maximum amount varies with the participant’s vested account balance, but cannot exceed $50,000. The Plan Administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence. A participant may have no more than three loans outstanding under the Plan at any one time.
3. Plan Investments
The following presents investments that represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2005		2004

American Century Small Company Fund	$5,041,155		$3,546,903
Fidelity Contrafund	26,191,574		19,932,096
Fidelity Diversified International Fund	11,195,841		8,023,642
Fidelity Freedom 2020 Fund	11,021,532		9,658,080
Fidelity Managed Income Portfolio	7,719,677		6,902,035
Fidelity Mid-Cap Stock Fund	5,684,415		4,060,799
PIMCO Total Return Fund	4,467,847	*	3,554,782
Respironics, Inc. common stock	9,817,693		7,977,928

*	Investment balance represents less than 5% of the Plan’s net assets and is shown for comparative purposes only.
All investments are participant directed.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Respironics, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
3. Plan Investments (continued)

	Year Ended	Six-Month Period
	December 31	Ended December 31
	2005	2004

Registered investment companies	$7,488,409	$3,484,921
Common stock	2,818,621	(735,844)
Common collective funds	268,831	(18,515)

	$10,575,861	$2,730,562

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 28, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Transactions With Parties in Interest
The Plan changed its trustee and record keeper from PNC to Fidelity Investments (Fidelity) effective September 1, 2004. Certain plan investments represent shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Additionally, prior to the Plan’s change of trustee and record keeper, PNC also qualified as a party in interest. Fees paid by the Plan to Fidelity for tax preparation and recordkeeping services totaled $23,307 and $4,400 for the year ended December 31, 2005 and the six-month period ended December 31, 2004, respectively. Additionally, fees paid to PNC, prior to the change in trustee and record-keeper, for investment advisor and management services were $0 and $9,166, during the year ended December 31, 2005 and the six-month period ended December 31, 2004, respectively.
All administrative expenses of the Plan are paid by Plan participants, except for tax preparation and audit fees which are paid by the Company.

Respironics, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Acquisitions
On April 1, 2005, the Company acquired 100% of the outstanding common stock of Mini-Mitter, Inc. (Mini-Mitter). Mini-Mitter develops and sells sleep and physiological monitoring products to commercial sleep laboratories and other medical, pharmaceutical and health research institutions involved in clinical trials.
Mini-Mitter employees became eligible to participate in the Plan on July 15, 2005. Additionally, on July 1, 2005, the Company’s Board of Directors approved the termination of the Mini Mitter Co Inc., 401K Profit Sharing Plan and Trust (the Mini-Mitter Plan). In conjunction with these events, on July 15, 2005, all Mini-Mitter Plan assets ($634,344) were transferred into the Respironics, Inc. Retirement Savings Plan.

Respironics, Inc. Retirement Savings Plan
EIN 25-1304989 Plan #: 001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Period)
December 31, 2005

	Number of
Description of Investments	Shares/Units	Market Value

Fidelity Funds*:
Fidelity Contrafund	404,441	$26,191,574
Fidelity Diversified International Fund	344,064	11,195,841
Fidelity Mid-Cap Stock Fund	213,941	5,684,415
Fidelity Freedom Income Fund	2,828	32,150
Fidelity Managed Income Portfolio	7,719,677	7,719,677
Fidelity Freedom 2005 Fund	8,702	96,768
Fidelity Freedom 2010 Fund	145,666	2,046,602
Fidelity Freedom 2015 Fund	28,912	333,928
Fidelity Freedom 2020 Fund	749,254	11,021,532
Fidelity Freedom 2025 Fund	71,326	853,055
Fidelity Freedom 2030 Fund	105,429	1,583,541
Fidelity Freedom 2035 Fund	33,338	407,720
Fidelity Freedom 2040 Fund	45,135	410,168
American Century Small Company Fund	515,456	5,041,155
PIMCO Total Return Fund	425,509	4,467,847
Spartan US Equity Index Fund	45,303	2,000,595

Respironics, Inc. common stock*	264,842	9,817,693
Interest-bearing cash	394,529	394,529
Participant loans (interest rates: 5.00% — 10.50%)*		1,704,843

		$91,003,633

*	Indicates a party in interest.

REQUIRED INFORMATION
The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the Plan). The pages referred to are the numbered pages in the Plan’s audited financial statements for the year ended December 31, 2005, and the six-month period ended December 31, 2004.

Pages
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements and Supplemental Schedule	2—9
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

RESPIRONICS, INC.
RETIREMENT SAVINGS PLAN

By	/s/ William R. Wilson William R. Wilson
Plan Administrator
Dated: June 27, 2006

Respironics, Inc.
Retirement Savings Plan

Annual Report on Form 11-K
For the Year Ended December 31, 2005
EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Consent of Independent Registered Public Accounting Firm, filed herewith.